

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Mark Dillon
Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

      **Re:    Golden Growers Cooperative**
             **Form 8-K**
             **Filed March 1, 2011**
             **File No.  000-53957**

Dear Mr. Dillon:

     We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             /s/ Jamie Kessel

                             Jamie Kessel
                             Staff Accountant
                             Office of Beverages, Apparel and
                             Health Care Services